EXHIBIT 11

                        PENTAIR, INC. AND SUBSIDIARIES
           COMPUTATION OF EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

                                            Quarter Ended
                                               March 31
                                          1997         1996
INCOME ($ thousands)
Net income                                $19,417      $16,500

Preferred dividend requirements             1,218        1,275

Earnings available to common and common
  equivalent shares - Primary              18,199       15,225

Preferred dividends assuming conversion
    of Preferred Stock:
        Series 1988                           228          240
        Series 1990                           990        1,035

Tax benefit on preferred ESOP dividend
 eliminated due to conversion into common    (372)        (350)

Tax benefit on ESOP dividend assuming con-
 version to common, at common dividend rate   194          169

Earnings available for common
 and common equivalent
   shares - Diluted                       $19,239      $16,319

SHARES (thousands)
Weighted average number of
 shares outstanding
 during the period                         37,843       37,256

Shares issuable on exercise
 of stock options less shares
 repurchaseable from proceeds                 404          472

Common and Common Equivalent Shares -
     Primary                               38,247       37,728

Shares issuable on conversion of:
   $7.50 Callable Cumulative Convertible
      Preferred Stock, Series 1988            912         962
   8% Callable Cumulative Voting Convertible
      Preferred Stock, Series 1990          3,781       3,962

Common and Common Equivalent Shares -
      Diluted                              42,940      42,652

Earnings per Share:
  Primary                                   $0.48       $0.40
  Diluted                                   $0.45       $0.38